December 6, 2021.

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Re:	LSEB Creative Corp.

Registration Statement on Form S-1

Filed November 8, 2021

File No. 333-260873

Dear Bradley Ecker:

LSEB Creative Corp. (“LSEB Creative” or, the “Company,” “we,” “us,” or “our”).  has received the letter dated December 2, 2021 whereby the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on November 8, 2021. Set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Prospectus Summary, page 5

1.	Please ensure that the information you provide in your summary is balanced. For example, we note the company’s lack of revenue, limited operating history, and the substantial doubt of its ability to continue as a going concern.

Response: The Registration Statement on Form S-1/A has been revised to include the above noted points.

Risk Factors
"We are selling our products in a highly competitive market...", page 8

2.	We note in your risk factor starting at the bottom of page 8 concerning the competitive nature of your industry and your reference to your “grassroots” marketing approach. Please revise your disclosure here to discuss your “grassroots” marketing.

Response: The Registration Statement on Form S-1/A has been revised to define the “grassroots” marketing approach.

Product Sourcing, page 28

3.	Please disclose the names of any principal suppliers in your manufacturing process. In that regard, we note your disclosure on page 10 that certain of your specialty fabrics may only be available from one or a limited number of suppliers.

Response: The Registration Statement on Form S-1/A has been revised to disclose the principal suppliers.

Security Ownership of Certain Beneficial Owners and Management, page 49

4.	It appears that Taylor Powell, one of your selling shareholders, is currently a holder of more than 5% of the company’s outstanding stock. Please revise this section accordingly.

Response: The Registration Statement on Form S-1/A has been revised to include Taylor Powell as a shareholder holding more than 5%.

5.	Please provide us with the name of each company with reporting obligations under the Exchange Act with which Jordan Starkman has been affiliated. For each company, please provide us with the following information:
•	The date that the company was incorporated;
•	The address of the principal executive offices of each of these companies;
•	The date and manner by which the company became registered under the Exchange Act;
•	Whether the company was or is a shell company;
•	Whether the company materially altered its business plan or business, including whether the company engaged in any business combinations, including reverse acquisition transactions, or share exchange agreements with another operating company;

•	The nature of any consideration received by Mr. Starkman in connection with any of the above;
•	The current status of operations of the company.

Response: Below is the list of companies Jordan Starkman has been affiliated with including the above referenced points.

Rimrock Gold Corp. (RMRK – OTC Pink)

Position: CEO since inception.

▪	Date of Incorporation: August 31, 2007.
▪	Current Address: 88 Blue Jays Way #1709, Toronto, Ontario, M5V0L7.
▪	S-1 Registration Statement Filed March 5, 2008.
▪	Rimrock Gold has never been a shell company.
▪	Rimrock Gold has altered its business plan since its incorporation however it has never entered into a Reverse Acquisition transaction or Share Exchange.
▪	There was no consideration received by Mr. Starkman.
▪	Rimrock Gold Corp is operational, and through its wholly-owned subsidiary Acqua Cannabis Corp sells Acqua CBD Coffee infused with resveratrol, and various CBD oils and gummies. Rimrock Gold recently expanded into the Nicotinamide Mononucleotide (NMN) market with the introduction of brand Astound NMN.

Pacific Green Technologies Inc. (PGTK – OTCQB)

Position: CEO from October 2008 - August 31, 2013, Director from October 2008 - November 1, 2016.

▪	Date of Incorporation: March 10, 1994.
▪	Current Address: 8 The Green #10212, Dover, DE 19901.
▪	Form 10 Filed July 3, 2012.
▪	Pacific Green has been a shell company in the past.
▪	Pacific Green has altered its business plan since its incorporation, and has entered into a Share Exchange in the past.
▪	There was no consideration received by Mr. Starkman.
▪	Pacific Green is operational, and from the OTC Markets profile is becoming a leader at providing sustainable cleantech solutions to help solve climate warming, green energy and resources scarcity challenges.

Health Advance Inc. (HADV – OTC Pink)

Position: CEO from April 2010 - November 1, 2017.

▪	Date of Incorporation: April 4, 2010
▪	Current Address: 9131 Keele St #A4, Vaughan, Ontario, L4K0G7
▪	S-1 Registration Statement Filed September 30, 2011.
▪	Health Advance has never been a shell company.
▪	Health Advance completed an acquisition of Hantian Labs Limited on January 16, 2017 through a Share Exchange Agreement. The company continued to operate in the healthcare sector.
▪	There was no consideration received by Mr. Starkman
▪	Health Advance is operational, and from the OTC Markets profile and current news releases is involved in the distribution of government approved COVID rapid test devices.

/s/ Lauren Bentley

Lauren Bentley, Principal Executive Officer

LSEB Creative Corp.

/s/ Jordan Starkman

Jordan Starkman, Principal Accounting Officer

LSEB Creative Corp.